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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

|_|  Form 3 Holdings Reported

|_|  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

    Overstreet                       James                 K.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

                                315 Natlie Road
--------------------------------------------------------------------------------
                                    (Street)

    Phoenixville                       PA                 19460
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


National Penn Bancshares, Inc. (NPBC)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


December 31, 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |x|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (check applicable line)

     |x|  Form filed by One Reporting Person
     |_|  Form filed by More than One Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                       2A.          3.           Disposed of (D)                 Beneficially   Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Owned          Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- at the End     (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             of Issuer's    Indirect  Beneficial
Title of Security           Date       any          ------------                 or              Fiscal Year    (I)       Ownership
(Instr. 3)                 (mm/dd/yy)  (mm/dd/yy)                    Amount      (D)    Price    (Instr. 3 & 4) (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                    12/18/02       G               754          D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                    12/18/02       G               754          D
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Common Stock                    12/18/02       G               754          D
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Common Stock                    12/18/02       G               754          D
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Common Stock                    12/18/02       G               754          D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                    12/18/02       G               754          D
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

                                  Page 1 of 4



------------------------------------------------------------------------------------------------------------------------------------
Common Stock                    12/18/02       G               754          D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                    12/18/02       G               754          D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                    12/18/02       G               754          D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                    12/18/02       G               754          D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                    12/18/02       G               754          D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                    12/18/02       G               754          D
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================



                                  Page 2 of 4



Common Stock                    12/18/02       G               754          D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                    12/18/02       G               754          D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                    12/18/02       G               754          D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                    12/18/02       G               754          D           1,988,756.8292      D
                                                                                                (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                              111,240.3286      I        Spouse
                                                                                                (2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                               25,411.8162
                                                                                                (3)         I        Limited Partner
------------------------------------------------------------------------------------------------------------------------------------



*    If the form is filed by more than one reporting person, see instruction
     4(b)(v).


Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

                                  Page 4 of 4



/s/ James K. Overstreet                                         2/14/03
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                FORM 5 FOOTNOTES
                                ----------------

Name of Reporting Person:           James K. Overstreet

Name of Issuer:                     National Penn Bancshares, Inc.

Period Covered:                     2002

Footnotes:

(1) Includes 95,277.0871 shares acquired pursuant to the Company's payment of a 5% stock dividend declared October 23, 2002 and paid December 27, 2002 and shares acquired upon reinvestment of cash dividends under the Company's exempt Dividend Reinvestment Plan: 88.3032 on 2/17/02, 74.4380 on 5/17/02,
     76.3785 on 8/17/02, and 80.0601 on 11/17/02.

(2) Includes 5,297.1585 shares acquired pursuant to the Company's payment of a 5% stock dividend declared October 23, 2002 and paid December 27, 2002 and shares acquired upon reinvestment of cash dividends under the Company's exempt Dividend Reinvestment Plan: 1,000.9569 on 2/17/02, 843.7910 on 5/17/02, 865.7862 on 8/17/02, and 907.5203 on 11/17/02.

(3) Includes 1,209.3722 shares acquired pursuant to the Company's payment of a 5% stock dividend declared October 23, 2002 and paid December 27, 2002 and shares acquired upon reinvestment of cash dividends under the Company's exempt Dividend Reinvestment Plan: 126.4851 on 2/17/02, 106.6251 on 5/17/02, 109.4042 on 8/17/02, and 114.6781 on 11/17/02.


                                   Page 3 of 3